UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Orbital Sciences Corporation

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

2.4375% Convertible Senior Subordinated Notes due 2027

(Title of Class of Securities)

685564 AN 6

(CUSIP Number of Class of Securities)

Susan Herlick Senior Vice President, General Counsel and Corporate Secretary Orbital Sciences Corporation 45101 Warp Drive Dulles, Virginia 20166 (703) 406-5524

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Eve N. Howard

John B. Beckman

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, DC 20004

(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$ 145,906,250	$ 19,901.61

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $143,750,000 aggregate principal amount of the outstanding 2.4375% Convertible Senior Subordinated Notes due 2027, at a tender offer price of $1,015 per $1,000 principal amount of notes.
**	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 7 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19.901.61	Filing Party: Orbital Sciences Corporation
Form or Registration No.: Schedule TO	Date Filed: November 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by Orbital Sciences Corporation, a Delaware corporation (the “Company”), on November 20, 2012, in connection with the Company’s offer to purchase any and all $143.75 million aggregate principal amount of its outstanding 2.4375% Convertible Senior Subordinated Notes due 2027 (the “Convertible Notes”) for cash at a purchase price equal to $1,015 per $1,000 principal amount of Convertible Notes.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, as amended, remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO, as amended. You should read this Amendment No. 1 together with the Schedule TO, as amended, the Offer to Purchase, as amended hereby, dated November 20, 2012, and the Letter of Transmittal.

Items 1, 4(a), and 7.

The Offer to Purchase is hereby amended and supplemented as follows:

(1) The second and third paragraphs under “Source and Amount of Funds” are deleted in their entirety and replaced with the following:

On December 12, 2012, the Company entered into an amendment to its existing credit agreement (the “Amendment”) with Wells Fargo Bank, N.A., as administrative agent and a lender, and the other financial institutions parties thereto as agents and lenders. The Amendment provided for a new $150 million senior secured term loan facility (the “Term Loan”) and extends the scheduled maturity date on the existing senior secured revolving credit facility to December 12, 2017. The Amendment amends and restates the Company’s existing credit agreement, dated as of June 7, 2011, as amended, and except for the extension of the revolving credit facility’s maturity date and the addition of the Term Loan, all other material terms and conditions are substantially the same.

The Term Loan has a five-year term, is secured on the same basis as the revolving credit facility and bears interest, at the Company’s option, at the London Interbank Offered Rate (“LIBOR”) or the base rate established from time to time by Wells Fargo Bank, N.A., plus an applicable margin which is 1.75% per annum in the case of LIBOR loans and 0.75% per annum in the case of base rate loans. The entry into the Amendment providing for the Term Loan satisfies the Financing Condition to the Offer.

(2) The second paragraph under “Conditions of the Tender Offer” is deleted in its entirety and replaced with the following:

Financing Condition. On December 12, 2012, the Company entered into an Amendment providing for a new Term Loan. The Company’s entry into the Amendment satisfied the Financing Condition.

Item 10.

(1) Item 10(a) of the Schedule TO is hereby amended and restated as follows:

(a) Financial Information. The information set forth under “Certain Financial Information” in the Offer to Purchase is incorporated herein by reference.

(2) The Offer to Purchase is hereby amended by adding the following the section after the section entitled “OTHER INFORMATION”:

CERTAIN FINANCIAL INFORMATION

Historical Financial Information

We incorporate by reference the financial statements and notes thereto included in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. In addition, we incorporate by reference the unaudited financial information included in Part I, Item 1 of our Quarterly Report filed on Form 10-Q for the period ended September 30, 2012. See “Available Information and Incorporation of Certain Documents by Reference” for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Summary Historical Consolidated Financial Data

The following is a summary of our historical consolidated financial data for the years ended and on the dates indicated below. The historical consolidated financial data for the years ended December 31, 2011 and 2010 have been derived from our audited consolidated financial statements. The summary income statement information for the nine months ended September 30, 2012 and 2011 and the selected balance sheet data as of September 30, 2012 have been derived from our unaudited interim consolidated financial statements incorporated by reference herein. In the opinion of our management, all adjustments considered necessary for a fair presentation of the interim September 30, 2012 and 2011 financial information have been included. The information below is not necessarily indicative of results of future operations, and should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our annual report, quarterly reports and other information we file with the SEC that is incorporated by reference herein to fully understand factors that may affect the comparability of the information presented below.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(In thousands, except per share data)
Consolidated Income Statement Data:
Revenues	$1,082,180	$1,010,472	$1,345,923	$1,294,577
Cost of revenues	833,338	821,292	1,074,389	1,007,668
Operating expenses	167,590	131,588	191,740	213,895

Income from operations	81,252	57,592	79,794	73,014
Interest income and other	694	12,561	19,335	1,848
Interest expense	(8,564)	(8,217)	(11,096)	(9,778)

Income from continuing operations before taxes	73,382	61,936	88,033	65,084
Income tax provision	(26,323)	(11,912)	(20,639)	(17,615)

Net income	$47,059	$50,024	$67,394	$47,469

Per share income:
Basic	$0.79	$0.85	$1.14	$0.81
Diluted	0.79	0.84	1.13	0.81
Basic weighted-average shares outstanding	59,049	58,441	58,531	57,683
Diluted weighted-average shares outstanding	59,356	58,985	59,127	58,335

	Nine Months Ended September 30,	Years Ended December 31,
	2012	2011	2010
Ratio of Earnings to Fixed Charges	6.4x	6.0x	4.9x

As of September 30, 2012
Consolidated Balance Sheet Data:
Total current assets	$844,171
Total noncurrent assets	359,880
Total current liabilities	346,205
Total noncurrent liabilities	160,386
Book value per share	$11.72

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii)	Press Release announcing satisfaction of financing condition for convertible notes, dated December 12, 2012.

(b)	Second Amendment to Credit Agreement, dated as of December 12, 2012, among the Company, the subsidiaries of the Company party thereto as guarantors, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-I/A is true, complete and correct.

Orbital Sciences Corporation

Dated: December 12, 2012	By:	/s/ Susan Herlick
Susan Herlick
Senior Vice President, General Counsel and Corporate Secretary